EXHIBIT C SCHEDULE TO EXHIBIT B
MONTHLY SERVICER’S REPORT
MONTHLY PERIOD ENDING 30 September 2008
RECEIVABLES TRUST SERIES 05-4

1.	The aggregate amount of the Investor Percentage of Principal Collections	£108,519,949.54

2.	The aggregate amount of the Investor Percentage of Finance Charge Collections	£7,146,283.25

3.	The aggregate amount of the Investor Percentage of Annual Fees	£1,437,507.90

4.	The aggregate amount of the Investor Percentage of Acquired Interchange	£807,456.37

5.	The aggregate amount of funds credited to the Finance Charge Collections Ledger allocable to Series 05-4	£9,391,247.51

6.	The aggregate amount of funds credited to the Principal Collections Ledger allocable to Series 05-4	£108,519,949.54

7.	The aggregate amount of funds credited to the Principal Collections Ledger calculated as Investor Cash Available for Acquisition for Series 05-4 during the preceding Monthly Period in accordance with Clauses 5.06(a) and 5.06(b)	£97,667,954.59

8.	The aggregate amount to be withdrawn from the Finance Charge Collections Ledger and paid to the spread Account pursuant to Clause 5.15 (f)	£0.00

9.	The excess, if any, of the Required Spread Amount over the Available Spread Amount	£0.00

10.	The aggregate amount to be withdrawn from the Spread Account and paid on behalf of Series 05-4 in accordance with Clause 5.19(b)(iv)(A)	£0.00

11.	The Available Spread Amount on the Transfer Date of the current calendar month, after giving effect to the deposits and withdrawals specified above, is equal to	£0.00

12.	The amount of interest payable in respect of Related Debt by the Series 05-4 Investor Beneficiary and for the purposes of calculation treated as referable to:

(i)	Class A	£2,492,947.52	$2,809,687.50

(ii)	Class B	£141,862.36	$164,218.75

(iii)	Class C	£145,765.78	$174,840.05

13.	The amount of principal payable in respect of Related Debt by the Series 05-4 Investor Beneficiary and for the purposes of calculation treated as referable to:

(i)	Class A	£0.00	$0.00

(ii)	Class B	£0.00	$0.00

(iii)	Class C	£0.00	$0.00

14.	The sum all amounts payable in respect of Related Debt by the Series 05-4 Investor Beneficiary and for the purposes of calculation treated as referable to:

(i)	Class A	£2,492,947.52	$2,809,687.50

(ii)	Class B	£141,862.36	$164,218.75

(iii)	Class C	£145,765.78	$174,840.05

15.	To the knowledge of the undersigned, no Series Pay Out Event or Trust Pay Out Event has occurred except as described below:

None
IN WITNESS WHEREOF, the undersigned has duly executed and delivered this 15th day of October 2008.

BARCLAYS BANK PLC,
By:
	Name:	Emma Leigh
	Title:	Barclaycard Financial Controller